UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

Filed by the Registrant	☐

Filed by a Party other than the Registrant	☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material under §240.14a-12

Braemar Hotels & Resorts Inc.

(Name of Registrant as Specified In Its Charter)

Blackwells Capital LLC
Blackwells Onshore I LLC
Jason Aintabi
Michael Cricenti
Jennifer M. Hill
Betsy L. McCoy
Steven J. Pully
(Name Of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required.

☐	Fee paid previously with preliminary materials.

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11.

BLACKWELLS CAPITAL LLC

Blackwells Capital LLC (“Blackwells Capital,” and collectively with Blackwells Onshore I LLC and Jason Aintabi, “Blackwells” or “we”) is filing this amendment to its definitive proxy statement dated April 3, 2024 (the “Proxy Statement”) in connection with the election of our four nominees (the “Blackwells Nominees”) to the board of directors (the “Board”) of Braemar Hotels & Resorts Inc. (the “Corporation”) and our non-binding proposals to (i) urge the Board to amend the Corporation’s Fifth Amended and Restated Bylaws, as amended (the “Bylaws”) to remove the Overreaching Advance Notice Provision (as defined in the Proxy Statement), (ii) urge the Board to amend the Bylaws to preclude any current or former employee, director, officer, or control person of the Corporation or Ashford (as defined in the Proxy Statement) and Ashford’s affiliates from serving as the Corporation’s chairman of the Board, (iii) require the Board to disclose all extraordinary transaction proposals made by stockholders, affiliates and third parties during the two most recently completed calendar years and the terms of those proposed transactions and (iv) require the Board to disclose all compensation paid by the Corporation to members of the Bennett family, The Dallas Express and employees, directors or agents of The Dallas Express, including Louis Darrouzet (collectively, the “Blackwells Proposals”), each at the Corporation’s 2024 Annual Meeting of Stockholders (the “Annual Meeting”).

According to the Corporation’s Amendment No. 2 to its preliminary proxy statement filed with the Securities and Exchange Commission (the “SEC”) on April 25, 2024, the Annual Meeting will now be held at 14185 Dallas Parkway, Suite 1200, Dallas, Texas 75254 on July 30, 2024 at 9:00 A.M. Central Daylight Time.

WE URGE YOU TO VOTE ON OUR WHITE UNIVERSAL PROXY CARD FOR THE ELECTION OF EACH OF OUR NOMINEES AND THE BLACKWELLS PROPOSALS.

According to the Company’s Amendment No. 2 to its preliminary proxy statement, the record date for the Annual Meeting will now be May 2, 2024 (the “Record Date”). Stockholders who have already voted do not need to recast their votes unless they wish to change their votes. Proxies previously submitted will be voted at the Annual Meeting unless properly revoked. Stockholders who have not already voted are encouraged to do so promptly using the instructions provided in their voting instruction form or proxy card.

As of the Record Date, Blackwells, together with the other participants in this solicitation, owned an aggregate of 930,100 shares of common stock, $0.01 par value per share, of the Corporation (the “Common Stock”). As of the Record Date, Blackwells Capital beneficially owned an aggregate of 920,100 shares of Common Stock, including 100 shares of Common Stock in record name. As of the Record Date, Blackwells Onshore I LLC beneficially owned an aggregate of 10,000 shares of Common Stock. As of the Record Date, Mr. Aintabi beneficially owned an aggregate of 930,100 shares of Common Stock. As of the Record Date, none of the Blackwells Nominees owned any shares of Common Stock.

The Board has purported to reject as invalid our nominations to elect each of Blackwells’ nominees and the submission of the Blackwells Proposals and determined that our notice is purportedly non-compliant with the Bylaws and defective. On March 24, 2024, the Corporation brought suit against Blackwells, Blackwells Onshore I, LLC, Blackwells Holding Co. LLC, Vandewater Capital Holdings, LLC, Blackwells Asset Management LLC, BW Coinvest Management I LLC, Jason Aintabi and the Blackwells Nominees in the United States District Court for the Northern District of Texas (the “District Court”), seeking injunctive relief against solicitation of proxies by Blackwells and a declaratory judgment that Blackwells’ nomination notice is invalid due to Blackwells’ alleged violations of the Corporation’s Bylaws, and, as a result, Blackwells’ slate of purported nominees is invalid and ineligible to stand for election by the Corporation’s stockholders. Ultimately, we believe the Corporation’s claims have no merit. On April 11, 2024, Blackwells Capital filed a Complaint in the District Court against the Corporation and the Corporation’s directors. Blackwells Capital alleges, among other things, that the Corporation improperly rejected Blackwells Capital’s nomination notice, breached its bylaws, and violated Section 14(a) of the Securities Exchange Act of 1934 by issuing false and misleading statements and failing to disclose The Dallas Express as a proxy participant. The action filed by the Corporation on March 24, 2024 and the action filed by Blackwells Capital on April 11, 2024 have been consolidated (the “Consolidated Litigation”). The Consolidated Litigation is currently stayed. The outcome of the Consolidated Litigation and any related litigation may affect our ability to deliver proxies submitted to us on the WHITE Universal Proxy Card.

As the Corporation has disclosed in its proxy statement, if Blackwells’ nominations and proposals are determined to be valid by the District Court, the Corporation will need to furnish new proxy cards to stockholders including the Blackwells Nominees and the Blackwells Proposals. If you vote on the Corporation’s gold proxy card accompanying its proxy statement and any subsequent litigation results in the conclusion that our nominations and proposals are valid, your votes on the Corporation’s gold proxy card will not be recognized or tabulated at the Annual Meeting and you will need to vote again for your vote to be counted. Stockholders are urged to use the WHITE Universal Proxy Card only, which contains the names of all directors up for election at the Annual Meeting, to ensure their vote is counted at the Annual Meeting.

REVOCATION OF PROXIES

Any proxy may be revoked by you at any time prior to the time a vote is taken by delivering a notice of revocation bearing a later date, by delivering a duly executed proxy bearing a later date or by attending and voting at the Annual Meeting (but attendance at the Annual Meeting will not by itself constitute revocation of a prior delivered proxy). The revocation may be delivered either to Blackwells, at c/o Corporate Election Services, P.O. Box 3230, Pittsburgh, PA 15230 or to the Corporation’s Secretary at 14185 Dallas Parkway, Suite 1200, Dallas, Texas 75254 or any other address provided by the Corporation.

If you have already sent a proxy card to the Corporation, you can revoke that proxy card by (i) signing, dating and mailing the WHITE Universal Proxy Card, (ii) voting via the Internet, by following the instructions on the WHITE Universal Proxy Card or (iii) voting at the Annual Meeting.

If any of your shares are held in the name of a bank, broker or other nominee, only it can vote such shares and only upon receipt of your specific instructions. Depending on your broker or custodian, you may be able to vote via the Internet. Please contact the person responsible for your account and direct him or her to vote on the WHITE Universal Proxy Card “FOR” the election of the Blackwells Nominees.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Stockholders can obtain copies of Blackwells’ definitive proxy statement, any amendments or supplements to the proxy statement, and other documents filed by Blackwells with the SEC for no charge at the SEC’s website at www.sec.gov.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, MacKenzie Partners, Inc., at its address and toll-free number listed below.

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, NY 10018

Call Toll Free: 1-800-322-2885

Email: proxy@mackenziepartners.com

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